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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Applied Industrial Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03820C105
(CUSIP Number)
April 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            ☐ Rule 13d-1(b)

            ☐ Rule 13d-1(c)

            ☐ Rule 13d-1(d)

     This Schedule is filed pursuant to Rule 13d-1(b)

* The remainder of this cover page (except any items to which the form provides a cross-reference) shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03820C105

1	NAMES OF REPORTING PERSONS: Ameriprise Financial, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 13-3180631

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

169,347

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

169,347

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.39%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1(a)	Name of Issuer:	Applied Industrial Technologies, Inc.

1(b)	Address of Issuer’s Principal	One Applied Plaza
	Executive Offices:	Cleveland, OH 44115

2(a)	Name of Person Filing:	Ameriprise Financial, Inc.

2(b)	Address of Principal Business Office:	Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474

2(c)	Citizenship:	Delaware

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	03820C105
3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Ameriprise Financial, Inc. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)
4(a)                     Amount Beneficially Owned as of April 30, 2007: 169,347 shares may be deemed beneficially owned by the reporting person within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. The reporting person, and each of its subsidiaries identified on the attached Exhibit I disclaims beneficial ownership of any shares reported on this Schedule.

4(b)	Percent of Class: 0.39%

4(c)	Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 169,347

5	Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6	Ownership of more than 5% on Behalf of Another Person:

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Applied Industrial Technologies, Inc. The interest of one person, Ameriprise Trust Company, amounted to 0 shares or 0% of the total outstanding Common Stock of the issuer at April 30, 2007. Ameriprise Trust Company may be deemed to be the beneficial owner of such shares by virtue of serving as directed trustee for certain employee benefit plans and by virtue of serving as trustee and investment manager of the RiverSource Trust Collective Funds.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ameriprise Financial, Inc.

Dated: April 30, 2007

By	/s/ Wade M. Voigt
Wade M. Voigt
Director – Fund Administration
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit I
To
Schedule 13G
Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:
Investment Company – RiverSource Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940
Investment Adviser – RiverSource Investments, LLC, an investment adviser registered under section 203 of the Investment Advisers Act of 1940.